Exhibit 21.1

Name	State of Incorporation
EWSD I, LLC	Arizona
Prescription Vending Machines, Inc.	California
Vaporfection International, Inc.	Florida
MJ Property Investments, Inc	Washington
Medbox RX, Inc.	California
Medbox Property Investments, Inc	California
Medbox Management Services Inc	California
Medbox Investments, Inc	California
Medbox Merchant Services, Inc	California
Medbox CBD, Inc	California
Medbox Armored Transport, Inc	California
Medbox Management Services Inc	Illinois
Medbox Management Services Inc	Nevada
Medbox Technologies Ltd.	Canada
Medicine Dispensing Systems, Inc	Arizona
Apex Mountain View Properties, Inc	Delaware
Allied Patient Care, Inc.	Oregon